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                                                                 EXHIBIT(b)(2)





                              September 15, 1995



Thomas Nelson, Inc.
Nelson Place at Elm Hill Pike
Nashville, TN 37214

Gentlemen:

    Third National Bank in Nashville, as agent (the "Agent") is pleased to advise Thomas Nelson, Inc. (the "Company") of the commitment to provide a bridge credit facility of up to $60,000,000 principal amount (the "Facility").

    This commitment is subject to the final negotiation, execution and delivery of definitive documentation (including opinions of counsel for the Company) with respect to the Facility satisfactory to the Agent and its counsel.

    The Facility will be a bridge facility and will be available to the Company until December 31, 1995. On December 31, 1995, all principal, interest and other amounts due and owing under the Facility shall be due and payable in full.

    The Facility will be funded by a group of banks to be designated and approved by the Agent.

    In consideration for issuing this commitment letter and the commitment to fund the Facility, a non-refundable commitment fee of $60,000 will be due and payable by the Company. This amount will be due and payable in full at the time this commitment letter is executed and accepted by the Company. In addition, all reasonable fees and expenses (including reasonable attorneys' fees) of the Agent shall be paid by the Company.

    Interest on the Facility shall be due and payable as follows:

    (i) for Base Rate Advances - the Base Rate plus the Applicable Base Rate Margin;

    (ii) for LIBOR Advances - LIBOR plus the Applicable LIBOR Rate Margin.


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The defined terms used in this paragraph shall be defined as set forth in that certain Credit Agreement, dated as of November 30, 1992, among Thomas Nelson, Inc., the lenders listed therein, and Third National Bank in Nashville, as Agent, as amended (the "Credit Agreement").

    The Facility shall be cross-defaulted with the Credit Agreement, and a default under either the Facility or the Credit Agreement shall be deemed to be a default under both the Credit Agreement and the Facility.

    The proceeds of the Facility shall be used only for the acquisition of all of the outstanding stock of C.R. Gibson & Company. In the event the Company acquires such stock of C.R. Gibson & Company, the Company shall use proceeds of the Facility for such purpose prior to requesting advances, if any, for such purpose under the Credit Agreement.

    This commitment for the Facility, if not used by the Company, shall terminate on December 31, 1995.


                                         Very truly yours,

                                         THIRD NATIONAL BANK IN NASHVILLE, as
                                         Agent


                                         By:_________________________________

                                         Its:________________________________


ACCEPTED AND AGREED TO:

THOMAS NELSON, INC.


By:_______________________________

Title:____________________________

Dated: September_____, 1995